04 MAR 12 AM 7:21

HAECO

Our Ref: CSA/CPA12/24

10th March 2004

By DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

04010521

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose the following documents for your attention:

(a) Results Announcement Form;
(b) Press Release; and
(c) Text of the announcement which were advertised today in South China Morning Post, Hong Kong Economic Journal and Asian Wall Street Journal (highlights announcement only)

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\SN\HAECO\ 20\2003 Final\Ltr - SENY ann result 20040309

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited
(Attn: Ms. Jane Shum, Officer Tel: 28403964 Fax: 25231254)

From : Hong Kong Aircraft Engineering Company Limited
(Name of Company)

Mrs. Margaret Yu (Responsible Official) 2840 8868 (Contact Telephone Number)

Date : 9th March 2004 No. of pages : one

Name of listed company : Hong Kong Aircraft Engineering Company Limited (Stock code: 44)

Year end date : 31st December 2003

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ~~Yes~~/No

To be published in the newspapers (if applicable)

√ Summarised results announcement

☐ Full results announcement

Auditors' Report ~~Qualified/Modified/~~Unqualified ~~N/A~~

Review of interim report (if applicable) by

☐ Audit committee ☐ Auditors ☐ Neither of the above

	(Audited/~~Unaudited~~) Current Period from 1/1/2003 to 31/12 /2003 (HK$)		(Audited/~~Unaudited~~) Last Corresponding Period from 1/1/2002 to 31/12/2002 (HK$)
Turnover	: 1,987 million		2,078 million
Profit/(Loss) from Operations	: 108 million		273 million
Net Finance (Charges)/ Income	: (4 million)		3 million
Share of Profit/(Loss) of Associates	: Nil		Nil
Share of Profit/(Loss) of Jointly Controlled Entities	: 307 million		262 million
Profit/(Loss) after Taxation & MI	: 345 million		465 million
% Change over Last Period	: -26%		
EPS/(LPS) - Basic	: HK$2.07		HK$2.80
- Diluted	: N/A		N/A
Extraordinary ("ETD") Gain/(Loss)	: NIL		NIL
Profit/(Loss) after ETD Items	: ~~N/A~~ 345 million		~~N/A~~ 465 million
Final Dividend per Share	: HK$0.56		HK$0.46
(specify if with other options)	: NIL		NIL
B/C Dates for Final Dividend	: 3rd May 2004	to	11th May 2004 bdi
Payable Date	: 20th May 2004		
B/C Dates for Annual General Meeting	: 3rd May 2004	to	11th May 2004 bdi
Other Distribution: Special Dividend per Share	: HK$1.00		HK$2.50
B/C Dates for Special Dividend	: 3rd May 2004	to	11th May 2004 bdi

Note: No description or explanatory note attached.

For and on behalf of
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Signature: ______________________

Margaret Yu – Secretary

2003 FINAL RESULTS

Consolidated Profit and Loss Account
for the year ended 31st December 2003

	Note	2003 HK$M	2002 HK$M
Turnover	1	1,987	2,078
Operating expenses:			
Staff remuneration		(1,045)	(1,040)
Cost of direct material/job expenses		(480)	(367)
Depreciation		(129)	(126)
Operating lease rentals - land & buildings		(50)	(55)
Auditors' remuneration		(1)	(1)
Changes in work in progress		1	(50)
Other operating expenses		(174)	(236)
Movements in doubtful debt and stock obsolescence provisions		(1)	70
Operating profit		108	273
Net finance (charges)/income		(4)	3
Net operating profit		104	276
Share of results of jointly controlled companies	3	307	262
Profit before taxation		411	538
Taxation	4	(66)	(73)
Profit after taxation		345	465
Minority interest		-	-
Profit attributable to shareholders		345	465
Dividends			
Interim - paid		47	47
Final - proposed		93	76
Special - proposed		166	416
	5	306	539
Earnings per share	6	HK$2.07	HK$2.80
Dividends per share			
Interim		HK$0.28	HK$0.28
Final		HK$0.56	HK$0.46
Special		HK$1.00	HK$2.50
Total		HK$1.84	HK$3.24

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 HK$M	2002 HK$M
Fixed assets		1,513	1,597
Investment in jointly controlled companies		1,122	1,070
Deferred items			
Staff loans		5	5
Promissory note		-	2
Retirement benefit asset		196	156
Deferred taxation		(140)	(118)
		61	45
Current assets			
Stocks of aircraft parts		33	68
Work in progress		70	69
Debtors and prepayments		202	273
Amounts due from jointly controlled companies		15	11
Deposits and bank balances		420	547
		740	968
Current liabilities			
Creditors and accruals		329	385
Term loan due within one year		4	3
Amount due to jointly controlled companies		15	6
		348	394
Net current assets		392	574
		3,088	3,286
Financed by :			
Share capital		166	166
Reserves	7	2,817	3,011
Shareholders' equity		2,983	3,177
Minority interest		5	5
Long term loan		100	104
		3,088	3,286

1. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas.

2. Accounting policies

The only major change in accounting policies for 2003 is the adoption of Statement of Standard Accounting Practice (SSAP) No. 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The impact of SSAP 12 on the Group's result is minimal other than restating some comparatives for deferred taxation as a similar method was used in previous years.

3. Share of results of jointly controlled companies

		2003 HK$M	2002 HK$M
(a)	Attributable pre-tax results from:		
	- Hong Kong Aero Engine Services Limited	194	169
	- Taikoo (Xiamen) Aircraft Engineering Company Limited	87	74
	- Other jointly controlled companies	26	19
		307	262
(b)	Less: Share of taxation thereon:		
	- Hong Kong Aero Engine Services Limited	(36)	(28)
	- Taikoo (Xiamen) Aircraft Engineering Company Limited	(6)	(3)
	- Other jointly controlled companies	(2)	(4)
		(44)	(35)
(c)	Attributable post-tax results from:		
	- Hong Kong Aero Engine Services Limited	158	141
	- Taikoo (Xiamen) Aircraft Engineering Company Limited	81	71
	- Other jointly controlled companies	24	15
		263	227

Audit Committee

The Board has established an Audit Committee comprising three non-executive Directors, two of whom, including the Chairman, Dinty Dickson Leach, are independent non-executive Directors. It has reviewed and reported to the Board on the published financial information and the internal controls and risk management procedures of the Company and its managed jointly controlled companies including the review of the 2003 annual report.

Chairman's statement

Results

Profit after tax attributable to shareholders for the year was HK$345 million, which represented a decrease of 26% from the previous year.

2003 was a challenging year for the Company and the aviation industry in Hong Kong as a result of the SARS outbreak in the region, and the result for the year reflects the drop in aircraft movements through Hong Kong International Airport and the deferral of heavy maintenance due to base customers temporarily grounding some of their aircraft. In addition, the 2002 result included an amount of HK$70 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and stock obsolescence. The corresponding figure in 2003 was a charge of HK$1 million.

The contribution from jointly controlled companies continued to grow in 2003, with their combined share of profits after tax increasing from HK$227 million to HK$263 million. The contribution from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) increased from HK$71 million to HK$81 million, including a non-recurring profit of HK$12 million from its sale of an interest in GE Engine Services (Xiamen) Company Limited ("GEES"), while that from Hong Kong Aero Engine Services Limited (HAESL) was HK$158 million (2002: HK$141 million).

Review of Operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line Maintenance

The line maintenance division employs around 1,600 people (2002: 1,550) who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2002, the average number of aircraft handled daily was 200, and this level of activity continued into early 2003. However, due to SARS this number dropped to 107 in May, before gradually returning to a normal level by about the end of September. The average number of aircraft handled daily during the last quarter of the year was 212, a 6 % increase compared with 2002. This level of activity is expected to continue into 2004, although this market in Hong Kong continues to be price-sensitive, with consequent pressure on margins.

Base Maintenance

The base maintenance division employs around 1,020 people (2002: 1,130) who provide customers that rely on the Company for comprehensive support with a full range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 44% of the division's work is for the three scheduled airlines operating out of Hong Kong: Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy until the end of September, but has been under-utilised during the last quarter. It is expected that the facility will return to full utilisation in 2004. Man-hours sold in 2003 were 1.35 million, a 2% decrease when compared with 2002. Operating with the existing shift patterns, the maximum available man-hours is 1.4 million, which includes 0.3 million man-hours of overtime.

Component and Avionics Overhaul

The overhaul division occupies more than 7,000 square metres of modern workshop space in a five-storey building at Tseung Kwan O and employs around 220 people. With reduced work being undertaken by both line and base maintenance during 2003, this division experienced a drop in the number of components to be repaired, and a 57% decrease in contribution to operating profit. In addition, it is becoming apparent that Original Equipment Manufacturers have decided to increase their presence in the after-sales service market, with a consequent drop in volume of the number of components coming to the Company.

Jointly Controlled Companies

TAECO opened its third hangar on 24th March 2003. Each of the hangars is capable of fully enclosing two wide-bodied aircraft. Most of TAECO's capacity has been taken up by shareholder customers or their affiliates, but with the increased capacity provided by the third hangar, there will be a need to find additional third-party customers. As with base maintenance in Hong Kong, customers deferred heavy maintenance checks planned for the second half of the year into 2004 and this adversely affected TAECO's result for the year. On

the other hand, while still only representing about 1% of turnover, line maintenance operations continued to expand and an office was opened in Beijing late in the year. In December 2003, the line maintenance operations handled about 500 flights in Beijing, Xiamen and Shanghai, almost double the average number of flights handled per month in 2002.

In October 2003, Boeing announced that it was initiating a programme to convert Boeing 747-400 passenger aircraft to freighters, and that the first three such conversions would be done by TAECO, with work starting in 2005. There have been subsequent announcements that Cathay Pacific Airways Limited will be the launch customer for this programme, and that it will convert at least six, and possibly as many as twelve, passenger aircraft into freighters. The sixth such conversion is due for delivery by the end of 2007.

The number of engine arisings in GEES since it opened had been disappointing compared to the initial business plan and projections by the General Electric Company ("GE") indicated that losses would continue for at least another 5 years; in view of this, GE offered to buy out the other shareholders for a price equating to their original investment.

While HAESL, in which the Company has a 45% interest, also experienced a reduction in engine arisings from Cathay Pacific Airways, its main customer, it was able to replace most of this shortfall by additional arisings from customers whose operations were not affected by SARS. Consequently it has had another good year, with increased revenue and improved profitability. The number of engines put through its facility in 2003 was 179, a 10% increase on throughput in 2002. In addition to work performed for Cathay Pacific Airways, which accounted for about 38% of revenue, significant engine work was also carried out for Rolls-Royce plc, Emirates Airlines, Thai International, Malaysian Airlines and China Southern Airlines. The result for Singapore Aero Engine Services Pte. Limited, in which HAESL has a 20% interest, was in line with expectations and increased profitability is expected in 2004.

The Company owns 49% of Goodrich Asia-Pacific Limited, which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong. It continued to perform well. The Xiamen based Goodrich TAECO Aeronautical Systems Limited, in which TAECO has a 35% interest, had an increase in demand for its services and was profitable.

Taikoo (Shandong) Aircraft Engineering Company Limited (formerly Shandong TAECO Aircraft Engineering Company Limited), in which the Company and TAECO have a combined interest of 30%, provides a heavy maintenance service for narrow-bodied aircraft and in particular B737 aircraft. It is expanding its capacity and capabilities to meet customers' projected needs. A second hangar was opened in May 2003. This company is profitable.

In-Services Asia Limited, a jointly controlled company in which the Company has a 35% interest, sells Intertechnique components, and provides a warranty and repair service to customers. Its revenue has grown in 2003 and the company is profitable.

EADS SOGERMA HAECO Services Company Limited, a jointly controlled company in which the Company has a 50% interest, provides computerised testing of components. In a

difficult market, it has not met volume expectations, but is expecting an improvement in 2004.

Honeywell TAECO Aerospace (Xiamen) Company Limited, a jointly controlled company in which the Group has an attributable 30% interest, had a strong year, with increased revenue and profitability.

Financial Review

Turnover

	Note	2003	2002	Change
		HK$M	HK$M	
The Company and its subsidiary company	1	1,987	2,078	(4%)
HAESL		3,636	3,356	8%
TAECO		607	583	4%
Other jointly controlled companies		316	272	16%
Total		6,546	6,289	4%

Notes: 1 As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.
2 The whole of the turnover for the jointly controlled companies is included in this table.

Dividend

An interim dividend of HK$0.28 per share was paid on 22nd September 2003. Your Directors have recommended a final dividend for 2003 of HK$0.56 per share and the proposed total ordinary distribution per share represents an increase of 14% over that declared for 2002. This distribution is covered 2.46 times.

The Directors have also recommended a special dividend of HK$1.00 per share (2002: HK$2.50), which would be payable with the final dividend.

The total dividends paid and proposed in respect of 2003 amount to HK$306 million.

Net Assets

Net assets decreased during the year from HK$3,286 million to HK$3,088 million. Capital expenditure amounted to HK$47 million, mostly on computer systems, tooling and vehicles used at the airport. Working capital decreased from HK$500 million to HK$383 million primarily because of the special dividend payment.

Net Liquid Funds and Financing

Cash, cash equivalents and short term deposits decreased by HK$127 million to HK$420 million during the year, with strong net operating cash flow. Dividends and shareholder loan repayments from the jointly controlled companies amounted to HK$221 million, while the special dividend paid was HK$416 million. The Company is expected to generate liquid funds during 2004 that will exceed its operating, working capital and budgeted capital expenditure requirements. In addition, it has negotiated loan facilities equivalent to HK$454 million, of which HK$100 million is subject to renewal during 2004.

Currency Fluctuations

The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled companies is substantially in the same currencies as are those of its jointly controlled companies in Mainland China, which also use Renminbi.

Environment

The Company recognises that its operations could impact the environment in which it operates, and it endeavours to monitor and to reduce the extent to which they do so. When it moved to Hong Kong International Airport at Chek Lap Kok and built its new facilities in Tseung Kwan O, the Company incorporated systems to minimise the effect of effluents on the environment. Since then, it has initiated projects to further reduce energy and resource usage, and to recycle waste where practicable. In 2003, the Company spent HK$3 million (2002: HK$4 million) on capital and recurring expenditure to achieve those objectives, and plans to increase this to HK$4 million in 2004.

Staff

The Company employed 3,445 staff at the end of 2003, a small decrease from the end of 2002. This number included 85 craftsmen and engineering apprentice trainees for TAECO and 148 full-time HAECO employees who have been seconded to TAECO.

In addition, TAECO employed 1,779 local staff and HAESL 678 staff.

In what has been a difficult year, the result reflects the hard work and commitment of all the staff, and on behalf of the shareholders, I should like to thank them for their continuing support.

Outlook

The Interim Report indicated that the outlook for the second half of the year was uncertain, with the number of flights through Hong Kong picking up but with indications that major customers would defer some heavy maintenance into 2004. With the exception of HAESL, this has proved to be the case.

However, by the end of the year, line maintenance operations were close to normal and some growth is expected in 2004 as confidence returns to the region. In addition, the heavy maintenance work deferred from 2003 has resulted in good forward bookings for 2004 and the hangar and engine overhaul facilities are expected to be working at effectively full capacity during the first half of the year.

David Turnbull
Chairman

Hong Kong, 9th March 2004

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com

The detailed results containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

For further information, please contact:

Mr. Andrew Herdman	2840 8092
Mrs. Maisie Shun Wah	2840 9097

HAECO

2003 Final Results

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 HK$M	2002 HK$M
Turnover	1	1,987	2,078
Operating expenses:			
Staff remuneration		(1,045)	(1,040)
Cost of direct material/job expenses		(480)	(367)
Depreciation		(129)	(126)
Operating lease rentals – land & buildings		(50)	(55)
Auditors' remuneration		(1)	(1)
Changes in work in progress		1	(50)
Other operating expenses		(174)	(236)
Movements in doubtful debt and stock obsolescence provisions		(1)	70
Operating profit		108	273
Net finance (charges)/income		(4)	3
Net operating profit		104	276
Share of results of jointly controlled companies	3	307	262
Profit before taxation		411	538
Taxation	4	(66)	(73)
Profit after taxation		345	465
Minority interest		–	–
Profit attributable to shareholders		345	465
Dividends			
Interim – paid		47	47
Final – proposed		93	76
Special – proposed		166	416
	5	306	539
		HK$	HK$
Earnings per share	6	2.07	2.80
Dividends per share			
Interim		0.28	0.28
Final		0.56	0.46
Special		1.00	2.50
Total		1.84	3.24

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 HK$M	2002 HK$M
Fixed assets		1,513	1,597
Investment in jointly controlled companies		1,122	1,070
Deferred items			
Staff loans		5	5
Promissory note		–	2
Retirement benefit asset		196	156
Deferred taxation		(140)	(118)
		61	45
Current assets			
Stocks of aircraft parts		33	68
Work in progress		70	69
Debtors and prepayments		202	273
Amounts due from jointly controlled companies		15	11
Deposits and bank balances		420	547
		740	968
Current liabilities			
Creditors and accruals		329	385
Term loan due within one year		4	3
Amount due to jointly controlled companies		15	6
		348	394
Net current assets		392	574
		3,088	3,286
Financed by:			
Share capital		166	166
Reserves	7	2,817	3,011
Shareholders' equity		2,983	3,177
Minority interest		5	5
Long term loan		100	104
		3,088	3,286

Notes to the accounts

1. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas.

2. Accounting policies

The only major change in accounting policies for 2003 is the adoption of Statement of Standard Accounting Practice (SSAP) No. 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The impact of SSAP 12 on the Group's result is minimal other than restating some comparatives for deferred taxation as a similar method was used in previous years.

3. Share of results of jointly controlled companies

	2003 HK$M	2002 HK$M
(a) Attributable pre-tax results from:		
– Hong Kong Aero Engine Services Limited	194	169
– Taikoo (Xiamen) Aircraft Engineering Company Limited	87	74
– Other jointly controlled companies	26	19
	307	262
(b) Less: Share of taxation thereon:		
– Hong Kong Aero Engine Services Limited	(36)	(28)
– Taikoo (Xiamen) Aircraft Engineering Company Limited	(6)	(3)
– Other jointly controlled companies	(2)	(4)
	(44)	(35)
(c) Attributable post-tax results from:		
– Hong Kong Aero Engine Services Limited	158	141
– Taikoo (Xiamen) Aircraft Engineering Company Limited	81	71
– Other jointly controlled companies	24	15
	263	227

4. Taxation

	2003 HK$M	2002 HK$M
The taxation charge comprises:		
The Company and its subsidiary company:		
Deferred taxation	(22)	(38)
Share of taxation attributable to jointly controlled companies:		
Hong Kong taxation	(36)	(32)
Overseas taxation	(8)	(3)
	(44)	(35)
Group total	(66)	(73)

No provision for Hong Kong profits tax has been made for the year as the Company's assessable profit is wholly absorbed by the tax losses brought forward. Hong Kong profits tax is calculated at 17.5% (2002: 16%) as a result of an increase in profits tax rate in respect of the fiscal year 2003/04. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

Provision has been made for all deferred tax liabilities and assets.

5. Dividend

The Directors recommend the payment of a final dividend of HK$0.56 and a special dividend of HK$1.00 per ordinary share for the year ended 31st December 2003 which, together with the interim dividend of HK$0.28 per ordinary share paid on 22nd September 2003 makes a total dividend for the year of HK$1.84 per ordinary share. This represents a total distribution for the year of HK$306 million. Subject to the approval of the 2003 final dividend and special dividend by the shareholders at the Annual General Meeting on 11th May 2004, it is expected that the dividends will be paid on 20th May 2004 to shareholders registered on 11th May 2004. The shareholders' register will be closed from 3rd May 2004 to 11th May 2004, both dates inclusive.

6. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders of HK$345 million (2002: HK$465 million) and to the weighted average of 166,324,850 (2002: 166,329,738) ordinary shares in issue.

7. Reserves

	Revenue reserve 2003 HK$M	Revenue reserve 2002 HK$M	Capital redemption reserve 2003 HK$M	Capital redemption reserve 2002 HK$M	Total 2003 HK$M	Total 2002 HK$M
Group						
At 1st January	2,992	2,645	19	19	3,011	2,664
Profit attributable to shareholders	345	465	–	–	345	465
Repurchase of own shares						
– premium paid on repurchase	–	(1)	–	–	–	(1)
Previous year's final dividend paid	(76)	(70)	–	–	(76)	(70)
Previous year's special dividend paid	(416)	–	–	–	(416)	–
Current year's interim dividend paid	(47)	(47)	–	–	(47)	(47)
At 31st December	2,798	2,992	19	19	2,817	3,011
The Company	1,961	2,384	19	19	1,980	2,403
Subsidiary company	8	8	–	–	8	8
Jointly controlled company	829	600	–	–	829	600
	2,798	2,992	19	19	2,817	3,011

Share capital

During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). In 2002, 126,600 shares were purchased at an aggregate consideration of HK$1.5 million and subsequently cancelled.

Connected transactions

During the year under review, the Company has placed part of its insurance through Spacom Limited ("SPACIOM"), a captive insurance company incorporated in the Isle of Man and wholly-owned by Swire Pacific Limited. The policies placed by the Company with SPACIOM ("the Policies") are continuing connected transactions.

The Stock Exchange has granted the Company a waiver from strict compliance with the disclosure requirements under Chapter 14.25(1) of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in connection with the Policies on each occasion they arise subject to certain conditions. Details can be found in the Report of the Directors of the 2003 annual report.

Corporate governance

The Board is committed to a high standard of corporate governance and throughout the year the Company has complied with the provisions of the Code of Best Practice as set out in the Listing Rules. A Remuneration Committee, comprising three non-executive Directors, two of whom are independent non-executive Directors, was established in November 2003 to determine and review the Company's policy for remunerating its executive Directors and the remuneration packages of individual executive Directors.

Audit Committee

The Board has established an Audit Committee comprising three non-executive Directors, two of whom, including the Chairman, Dinty Dickson Leach, are independent non-executive Directors. It has reviewed and reported to the Board on the published financial information and the internal controls and risk management procedures of the Company and its managed jointly controlled companies including the review of the 2003 annual report.

CHAIRMAN'S STATEMENT

Results

Profit after tax attributable to shareholders for the year was HK$345 million, which represented a decrease of 26% from the previous year.

2003 was a challenging year for the Company and the aviation industry in Hong Kong as a result of the SARS outbreak in the region, and the result for the year reflects the drop in aircraft movements through Hong Kong International Airport and the deferral of heavy maintenance due to base customers temporarily grounding some of their aircraft. In addition, the 2002 result included an amount of HK$70 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and stock obsolescence. The corresponding figure in 2003 was a charge of HK$1 million.

The contribution from jointly controlled companies continued to grow in 2003, with their combined share of profits after tax increasing from HK$227 million to HK$263 million. The contribution from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) increased from HK$71 million to HK$81 million, including a non-recurring profit of HK$12 million from its sale of an interest in GE Engine Services (Xiamen) Company Limited ("GEES"), while that from Hong Kong Aero Engine Services Limited (HAESL) was HK$158 million (2002: HK$141 million).

Review of Operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line maintenance. The line maintenance division employs around 1,600 people (2002: 1,550) who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2002, the average number of aircraft handled daily was 200, and this level of activity continued into early 2003. However, due to SARS this number dropped to 107 in May, before gradually returning to a normal level by about the end of September. The average number of aircraft handled daily during the last quarter of the year was 212, a 6 % increase compared with 2002. This level of activity is expected to continue into 2004, although this market in Hong Kong continues to be price-sensitive, with consequent pressure on margins.

Base maintenance. The base maintenance division employs around 1,020 people (2002: 1,130) who provide customers that rely on the Company for comprehensive support with a full range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 44% of the division's work is for the three scheduled airlines operating out of Hong Kong: Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnaround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy until the end of September, but has been under-utilised during the last quarter. It is expected that the facility will return to full utilisation in 2004. Man-hours sold in 2003 were 1.35 million, a 2% decrease when compared with 2002. Operating with the existing shift patterns, the maximum available man-hours is 1.4 million, which includes 0.3 million man-hours of overtime.

Component and avionics overhaul. The overhaul division occupies more than 7,000 square metres of modern workshop space in a five-storey building at Tseung Kwan O and employs around 220 people. With reduced work being undertaken by both line and base maintenance during 2003, this division experienced a drop in the number of components to be repaired, and a 57% decrease in contribution to operating profit. In addition, it is becoming apparent that Original Equipment Manufacturers have decided to increase their presence in the after-sales service market, with a consequent drop in volume of the number of components coming to the Company.

Jointly controlled companies. TAECO opened its third hangar on 24th March 2003. Each of the hangars is capable of fully enclosing two wide-bodied aircraft. Most of TAECO's capacity has been taken up by shareholder customers or their affiliates, but with the increased capacity provided by the third hangar, there will be a need to find additional third-party customers. As with base maintenance in Hong Kong, customers deferred heavy maintenance checks planned for the second half of the year into 2004 and this adversely affected TAECO's result for the year. On the other hand, while still only representing about 1% of turnover, line maintenance operations continued to expand and an office was opened in Beijing late in the year. In December 2003, the line maintenance operations handled about 500 flights in Beijing, Xiamen and Shanghai, almost double the average number of flights handled per month in 2002.

In October 2003, Boeing announced that it was initiating a programme to convert Boeing 747-400 passenger aircraft to freighters, and that the first three such conversions would be done by TAECO, with work starting in 2005. There have been subsequent announcements that Cathay Pacific Airways Limited will be the launch customer for this programme, and that it will convert at least six, and possibly as many as twelve, passenger aircraft into freighters. The sixth such conversion is due for delivery by the end of 2007.

The number of engine arisings in GEES since it opened had been disappointing compared to the initial business plan and projections by the General Electric Company ("GE") indicated that losses would continue for at least another 3 years; in view of this, GE offered to buy out the other [illegible]

While HAESL, in which the Company has a 45% interest, also experienced a reduction in engine arisings from Cathay Pacific Airways, its main customer, it was able to replace most of this shortfall by additional arisings from customers whose operations were not affected by SARS. Consequently it has had another good year, with increased revenue and improved profitability. The number of engines put through its facility in 2003 was 179, a 10% increase on throughput in 2002. In addition to work performed for Cathay Pacific Airways, which accounted for about 38% of revenue, significant engine work was also carried out for Rolls-Royce plc, Emirates Airlines, Thai International, Malaysian Airlines and China Southern Airlines. The result for Singapore Aero Engine Services Pte. Limited, in which HAESL has a 20% interest, was in line with expectations and increased profitability is expected in 2004.

The Company owns 49% of Goodrich Asia-Pacific Limited, which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong. It continued to perform well. The Xiamen based Goodrich TAECO Aeronautical Systems Limited, in which TAECO has a 35% interest, had an increase in demand for its services and was profitable.

Taikoo (Shandong) Aircraft Engineering Company Limited (formerly Shandong TAECO Aircraft Engineering Company Limited), in which the Company and TAECO have a combined interest of 30%, provides a heavy maintenance service for narrow-bodied aircraft and in particular B737 aircraft. It is expanding its capacity and capabilities to meet customers' projected needs. A second hangar was opened in May 2003. This company is profitable.

Ia-Services Asia Limited, a jointly controlled company in which the Company has a 35% interest, sells Interechnique components, and provides a warranty and repair service to customers. Its revenue has grown in 2003 and the company is profitable.

EADS SOGERMA HAECO Services Company Limited, a jointly controlled company in which the Company has a 50% interest, provides computerised testing of components. In a difficult market, it has not met volume expectations, but is expecting an improvement in 2004.

Honeywell TAECO Aerospace (Xiamen) Company Limited, a jointly controlled company in which the Group has an attributable 30% interest, had a strong year, with increased revenue and profitability.

Financial Review

Turnover

	Note	2003 HK$M	2002 HK$M	Change
The Company and its subsidiary company	1	1,987	2,078	(4%)
HAESL		3,636	3,356	8%
TAECO		607	583	4%
Other jointly controlled companies		316	272	16%
Total		6,546	6,289	4%

Notes: 1 As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.
2 The whole of the turnover for the jointly controlled companies is included in this table.

Dividend. An interim dividend of HK$0.28 per share was paid on 22nd September 2003. Your Directors have recommended a final dividend for 2003 of HK$0.56 per share and the proposed total ordinary distribution per share represents an increase of 14% over that declared for 2002. This distribution is covered 2.46 times.

The Directors have also recommended a special dividend of HK$1.00 per share (2002: HK$2.50), which would be payable with the final dividend.

The total dividends paid and proposed in respect of 2003 amount to HK$306 million.

Net assets. Net assets decreased during the year from HK$3,286 million to HK$3,088 million. Capital expenditure amounted to HK$47 million, mostly on computer systems, tooling and vehicles used at the airport. Working capital decreased from HK$500 million to HK$383 million primarily because of the special dividend payment.

Net liquid funds and financing. Cash, cash equivalents and short term deposits decreased by HK$127 million to HK$420 million during the year, with strong net operating cash flow. Dividends and shareholder loan repayments from the jointly controlled companies amounted to HK$221 million, while the special dividend paid was HK$416 million. The Company is expected to generate liquid funds during 2004 that will exceed its operating, working capital and budgeted capital expenditure requirements. In addition, it has negotiated loan facilities equivalent to HK$454 million, of which HK$100 million is subject to renewal during 2004.

Currency fluctuations. The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled companies is substantially in the same currencies as are those of its jointly controlled companies in Mainland China, which also use Renminbi.

Environment

The Company recognises that its operations could impact the environment in which it operates, and it endeavours to monitor and to reduce the extent to which they do so. When it moved to Hong Kong International Airport at Chek Lap Kok and built its new facilities in Tseung Kwan O, the Company incorporated systems to minimise the effect of effluents on the environment. Since then, it has initiated projects to further reduce energy and resource usage, and to recycle waste where practicable. In 2003, the Company spent HK$3 million (2002: HK$4 million) on capital and recurring expenditure to achieve those objectives, and plans to increase this to HK$4 million in 2004.

Staff

The Company employed 3,445 staff at the end of 2003, a small decrease from the end of 2002. This number included 85 craftsmen and engineering apprentice trainees for TAECO and 148 full-time HAECO employees who have been seconded to TAECO.

In addition, TAECO employed 1,779 local staff and HAESL 678 staff.

In what has been a difficult year, the result reflects the hard work and commitment of all the staff, and on behalf of the shareholders, I should like to thank them for their continuing support.

Outlook

The Interim Report indicated that the outlook for the second half of the year was uncertain, with the number of flights through Hong Kong picking up but with indications that major customers would defer some heavy maintenance into 2004. With the exception of HAESL, this has proved to be the case.

However, by the end of the year, line maintenance operations were close to normal and some growth is expected in 2004 as confidence returns to the region. In addition, the heavy maintenance work deferred from 2003 has resulted in good forward bookings for 2004 and the hangar and engine overhaul facilities are expected to be working at effectively full capacity during the first half of the year.

David Turnbull
Chairman
Hong Kong, 9th March 2004

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com

The detailed results containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

SWIRE